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         Gretchen Griswold, (619) 696-4309      FOR IMMEDIATE RELEASE


                      SAN DIEGO GAS & ELECTRIC FILES APPLICATION
                           TO FORM A HOLDING COMPANY

           SAN DIEGO, Nov. 7, 1994 -- The San Diego Gas & Electric (NYSE: SDO) board of directors today authorized the company to move forward with forming a holding company, the first step of which is to file an application with the California Public Utilities
Commission (CPUC).

           "The changes in the California utility industry and movement toward a competitive marketplace have made it clear that we need a more flexible corporate structure," said SDG&E Division
Manager Henry Morse who is managing the process.

           Under its current structure, all of SDG&E's utility-related business is combined or vertically integrated. This includes the generation of electricity, the transmission of electricity (carrying electricity between the generation source and the local distribution system), and the distribution of electricity (carrying electricity from the transmission system to the meter). It is very likely, as industry restructuring discussions evolve to form policy, that the business defined as "utility" will change. The generation of electricity, for example, may no longer be considered a "utility" business and may become a separate competitive venture.
                                 (MORE)



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SDG&E FILES HOLDING COMPANY APPLICATION  2-2-2-2

"A holding company would allow SDG&E to protect the customers of its regulated utility business from any effects from this or any other non-utility or competitive ventures,"
Morse said.

SDG&E will pursue optimal flexibility -- provided by a holding company -- to participate in any new categories of business created by this restructuring.

Under the structure being proposed, SDG&E would become a subsidiary to a parent company, alongside its existing subsidiaries, including: Enova, which invests in affordable housing tax credits; Califia, an equipment leasing firm; and Pacific Diversified Capital, which includes commercial/industrial real estate holdings and 80 percent interest in Wahlco Environmental Systems, Inc.

Shareholders will be asked to vote on the holding company at the April 25, 1995, annual meeting. If the application receives all shareholder and regulatory approvals, shareholders would simply receive a one-for-one swap of holding company stock for SDG&E stock. There should be no immediate effect on their investment once the transaction is completed.

"We hope to have the structure in place by mid-summer 1995 to accommodate any opportunities or challenges which may arise from the restructuring of the state's electric utility industry," said
Morse.



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